Exhibit 99.2

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three and nine months ended September 30, 2011

(Unaudited - Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the three and nine months ended September 30, 2011.

Chai-Na-Ta Corp.
Third Quarter Report
For the period ended September 30, 2011
CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of		September 30	December 31
Canadian dollars	Note	2011	2010

ASSETS
Current assets
Cash		$5,160	$2,659
Accounts receivable and other receivables		54	27
Inventory		121	4,835
Ginseng crops		4,614	3,149
Prepaid expenses		49	78
Total current assets		9,998	10,748

Prepaid expenses		7	15
Property, plant and equipment	3	2,021	2,232
Total assets		$12,026	$12,995

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$587	$522
Customer deposits		46	1,479
Total current liabilities		633	2,001

Long-term debt	4	-	2,984
Total liabilities		633	4,985

SHAREHOLDERS' EQUITY
Share capital	5	38,226	38,226
Contributed surplus		9,436	9,436
Accumulated other comprehensive income		838	917
Deficit		(37,107)	(40,569)
Total shareholders' equity		11,393	8,010
		$12,026	$12,995

Commitments (Note 9)

Approved by the Board:

/s/ DEREK ZEN	/s/ WILMAN WONG
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

		Three months ended		Nine months ended
in thousands of Canadian dollars		September 30	September 30	September 30	September 30
(except per share and share amounts)	Note	2011	2010	2011	2010

Revenue		$1,739	$2,892	$9,059	$5,697

Cost of goods sold
Cost of inventory sold		901	2,301	4,729	4,907
Shipping and handling fees		7	2	15	41
Write-down of ginseng crops	6	-	-	-	170
Total cost of goods sold		908	2,303	4,744	5,118

Gross margin		831	589	4,315	579

Selling, general and administrative expenses	7	249	185	998	602

Operating income (loss)		582	404	3,317	(23)

Interest income		15	2	21	5
Interest expense on long-term debt		-	(120)	(9)	(314)
Other income	8	190	212	133	621

NET EARNINGS		$787	$498	$3,462	$289

Basic and diluted earnings per share		$0.02	$0.01	$0.10	$0.01

Weighted average number of shares used to calculate basic and diluted earnings per share (in thousands)		34,698	34,698	34,698	34,698

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(Unaudited)

					Accumulated
in thousands of Canadian	Common				Other	Total
dollars (except number of	Shares	Share	Contributed		Comprehensive	Shareholders'	Comprehensive
shares in thousands)	Outstanding	Capital	Surplus	Deficit	Income (Loss)	Equity	Income (Loss)

Balance - January 1, 2010	34,698	$38,226	$9,436	$(41,827)	$806	$6,641
Net earnings	-	-	-	289	-	289	$289
Cumulative translation adjustment	-	-	-	-	49	49	49
Balance - September 30, 2010	34,698	$38,226	$9,436	$(41,538)	$855	$6,979	$338

Balance - January 1, 2011	34,698	$38,226	$9,436	$(40,569)	$917	$8,010
Net earnings	-	-	-	3,462	-	3,462	$3,462
Cumulative translation adjustment	-	-	-	-	(79)	(79)	(79)
Balance - September 30, 2011	34,698	$38,226	$9,436	$(37,107)	$838	$11,393	$3,383

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2011	2010	2011	2010

Operating Activities
Net earnings	$787	$498	$3,462	$289
Items included in net earnings not affecting cash:
Cost of ginseng crops sold	901	2,242	4,710	4,846
Depreciation and amortization	1	1	4	6
Gains on disposal of property, plant and equipment	-	(98)	-	(585)
Non-cash foreign exchange gains	(144)	(109)	(145)	(81)
Write-down of ginseng crops	-	-	-	170
Changes in non-cash operating assets and liabilities:
Accounts receivable and other receivables	(25)	66	(27)	(431)
Inventory	6	30	4	31
Prepaid expenses	14	15	38	38
Accounts payable and accrued liabilities	58	(65)	94	(90)
Customer deposits	(557)	(1,974)	(1,433)	(2,628)
Ginseng crop expenditures	(509)	(781)	(1,239)	(1,710)
	532	(175)	5,468	(145)

Financing Activities
Repayment of long-term debt	-	(898)	(2,950)	(1,346)
	-	(898)	(2,950)	(1,346)

Investing Activities
Purchase of property, plant and equipment	-	(19)	(22)	(61)
Proceeds from disposition of property, plant and equipment	3	99	3	640
	3	80	(19)	579

Effect of exchange rates changes on cash and cash equivalents	3	(1)	2	(1)

NET INCREASE IN CASH	$538	$(994)	$2,501	$(913)

CASH, BEGINNING OF THE PERIOD	4,622	2,569	2,659	2,488

CASH, END OF THE PERIOD	$5,160	$1,575	$5,160	$1,575

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1. Nature of operations

The Company operates North American ginseng farms in Ontario, Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries.

The Company did not plant new crops in 2009 or 2010 and is expecting to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management anticipates there will be positive cash inflows from operations for 2011 and 2012.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 46% of the shares of the Company.

2. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP) for interim reporting periods. The Company began reporting in accordance with US GAAP on January 1, 2011 and formerly was reporting in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2010 which were prepared in accordance with Canadian GAAP and included a discussion of the differences between Canadian GAAP and US GAAP in Note 20.

These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2011.

All amounts included in these interim consolidated financial statements are expressed in Canadian dollars ("CAD") unless otherwise noted.

For a summary of the significant accounting policies that the Company has adopted in accordance with US GAAP, refer to Note 2 of the Company's interim consolidated financial statements for the three month period ended March 31, 2011 and to the supplemental disclosures in Note 2 of the Company's interim consolidated financial statements for the three and six month period ended June 30, 2011.

3. Property, plant and equipment

On September 15, 2011 the Company announced that it had entered into an agreement for the sale of certain assets and real property used in connection with the farming operations in Ontario for total consideration of $1.85 million in accordance with the terms and conditions of an asset purchase agreement (the “Agreement”) dated September 14, 2011. Under the terms of the Agreement, a deposit of $295,000 has been paid by the buyer to the solicitors of the Company in trust for the buyer until closing. If the closing does not occur on the closing date scheduled for January 16, 2012, because of any events not satisfied under the conditions of the Agreement, the deposit will be returned to the buyer other than a non-refundable amount of $80,000. The closing of the transaction was approved by the Company’s shareholders at a special meeting on October 28, 2011.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

The assets and real property in the Agreement constitute substantially all of the operating assets of the Company's farming operations. The Company will continue to depreciate these assets until the Company stops using them at the end of the 2011 harvest at which time the Company will reclassify them as assets held for sale. The Company expects that the net book value of these assets at the end of the 2011 harvest will approximate their net realizable value and that there will be a small gain or loss upon their disposal.

4. Long-term debt

in thousands of	September 30	December 31
Canadian dollars	2011	2010

Term loan	$-	$2,984

Less: current portion	-	-
	$-	$2,984

On September 1, 2009, the Company agreed to a three year extension of the remaining HK$51,500,000 (equivalent to $6,875,000 at September 30, 2011) loan facility from a company formerly under common control. The loan was denominated in the amounts of HK$21,125,000 (equivalent to $2,820,000 at September 30, 2011) and US$3,878,000 (equivalent to $4,055,000 at September 30, 2011) and was unsecured and bore interest at 6.25%. The Company repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 bringing the balance down to US$3,000,000 ($2,984,000) at December 31, 2010 which was repaid during the three month period ended March 31, 2011 settling the loan facility in full.

5. Share capital

	Number of Shares
In thousands	Authorized	Outstanding	Amount

Common Shares - without par value
Balance as at December 31, 2010 and September 30, 2011	Unlimited	34,698	$38,226

6. Write-down of ginseng crops

During the three month period ended June 30, 2010, the Company recorded a $170,000 write-down on the long-term ginseng crops that are expected to be part of the 2011 harvest. This write-down was recorded due to frost damage at one of the Company's farm locations which damaged the ginseng crops and reduced the expected yield from that specific location which in turn reduced the net realizable value of those ginseng crops.

7. Selling, general and administrative expenses

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2011	2010	2011	2010

Retention bonuses	$63	$-	$189	$-
Other selling, general and administrative expenses	186	185	809	602
	$249	$185	$998	$602

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

During 2010, the Company agreed to pay retention bonuses totalling $485,000 to corporate and farm management and staff to ensure the stability of the operation through the expected final harvest in 2011 and the sale of the Company’s assets in 2012. These retention bonuses are contingent on the satisfactory completion of the job duties of each employee up to their termination date. During the three and nine month periods ended September 30, 2011, $63,000 (2010 - $NIL) and $189,000 (2010 - $NIL), respectively, of expenses were incurred and included in accounts payable and accrued liabilities. The remaining balance will be recorded over the remaining service period for the employees and will be adjusted for changes in employees on a prospective basis.

8. Other income

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2011	2010	2011	2010

Foreign exchange gains	$139	$108	$82	$29
Gains on disposal of property, plant and equipment	-	98	-	585
Government supplements	45	-	45	-
Other non-operating income	6	6	6	7
	$190	$212	$133	$621

Foreign exchange gains for the three months ended September 30, 2011 included $NIL (2010 - $15,000 loss) and for the nine months ended September 30, 2011 include a $36,000 loss (2010 - $34,000 loss) on foreign exchange forward contracts.

Government supplements include funds received from Agriculture Canada for the sale of ginseng roots grown in British Columbia for the 2008 and 2009 fiscal years. There are no contingencies attached to the funds received.

9. Commitments

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2012. Total future minimum payments required under these leases in thousands of Canadian dollars are as follows:

Less than 6 months	$36
6 - 12 months	22
$58

The Company is committed to agricultural land rentals through 2012 with payments in thousands of Canadian dollars as follows:

Less than 6 months	$15
6 - 12 months	24
$39

The Company’s commitment to agriculture land rentals of $39,000 can be alleviated upon completion of the harvest of the ginseng crops in 2011 and after notification has been given to the respective landlords.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The Company expects that it will harvest all its remaining ginseng crops in 2011. The cost of maintaining these crops is currently financed through the sale of inventory and have not been included in the amounts detailed above.

10. Segmented information

The Company operates in one industry segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Information by geographic region is summarized as follows:

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2011	2010	2011	2010
External revenue from operations located in:
Canada	$88	$215	$5,377	$315
Hong Kong & People's Republic of China	1,651	2,677	3,682	5,382
	$1,739	$2,892	$9,059	$5,697
Intersegment revenue from operations located in:
Canada	$731	$2,592	$3,538	$4,580
Hong Kong & People's Republic of China	-	-	-	-
	$731	$2,592	$3,538	$4,580
Net earnings (loss) from operations located in:
Canada	$619	$530	$3,342	$332
Hong Kong & People's Republic of China	168	(32)	120	(43)
	$787	$498	$3,462	$289

All of the Company's long-lived assets, which comprise of all assets not classified as current assets, were in the Canadian geographic region as at September 30, 2011 and September 30, 2010.

Major customers:

Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

For the three months ended September 30, 2011, revenue included sales to three major customers which accounted for $889,000, $442,000 and $320,000, respectively, from the Hong Kong and People's Republic of China geographic region (September 30, 2010 - three customers from the Hong Kong and People's Republic of China geographic region which accounted for $1,843,000, $507,000 and $328,000, respectively).

For the nine months ended September 30, 2011, revenue included sales to four major customers which accounted for $3,890,000 and $1,191,000 from the Canadian geographic region, respectively, and $2,172,000 and $1,190,000, respectively, from the Hong Kong and People's Republic of China geographic region (September 30, 2010 - four customers from the Hong Kong and People's Republic of China geographic region which accounted for $2,103,000, $1,843,000, $760,000 and $676,000, respectively).

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

11. Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. For the three and nine month periods ended September 30, 2011, the Company paid management fees of $14,000 and $42,000 (September 30, 2010 - $15,000 and $51,000), respectively, of which $10,000 (2010 -$10,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This transaction is measured at the exchange value.